Himalaya Shipping Ltd. (HSHP) – Commercial Update and Key Information Relating to the Cash Distribution for January 2025

Hamilton, Bermuda, February 11, 2025

Commercial update:

In January 2025, Himalaya Shipping Ltd. (“Himalaya,” or the “Company”) achieved average time charter equivalent (“TCE”) earnings of approximately US$17,900 per day, gross1, including average daily scrubber and LNG benefits on eleven vessels of approximately US$2,100 per day. The Company’s one vessel trading on a fixed time charter earned approximately US$30,000 per day, gross. The Company’s eleven vessels trading on index-linked time charters earned approximately US$16,700 per day, gross, including average daily scrubber and LNG benefits.

The Baltic 5TC Capesize Index averaged US$10,150 during January 2025.

The Company has entered into a new time charter agreement for the Mount Norefjell. The vessel will commence a 14 to 38 month time charter, following the planned redelivery from its current charterer in late February 2025. The vessel will earn an index linked rate, reflecting a premium to the Baltic 5TC index that is higher than the average premium on our current charters of 42.25%. The time charter also includes a profit sharing of any economic benefit derived from operating the vessel's scrubber or running on LNG, as well as certain rights to convert the time charter to fixed rates based on the prevailing FFA curve from time to time.

Following this, the Company will have 12 vessels trading on index-linked time charters.

Cash distribution:

The Board has approved a cash distribution of US$0.005 per share for January 2025. The distribution will be made from the Company's Contributed Surplus account.

Note to shareholders registered in Euronext VPS, the Norwegian Central Security Depository:

Due to implementation of the Central Securities Depository Regulation (CSDR) in Norway, please note the information regarding the payment date for the shares registered in Euronext VPS below.

Key information:

Distribution amount: US$0.005 per share

Declared currency: US$. Distributions payable to shares registered with Euronext VPS will be paid out in NOK with fixing date on March 5, 2025.

Date of approval: February 10, 2025

Record date: February 21, 2025

Payment date: On or about March 5, 2025.

1 Average TCE earnings, gross is a non-U.S. GAAP measure of the average daily revenue performance of a vessel. Average TCE earnings, gross, when used by the Company, means time charter revenues and voyage charter revenues adding back address commissions, and divided by fleet operational days. Our management believes average TCE earnings, gross can provide additional meaningful information for investors to analyze our fleets’ daily income performance. Our calculation of such figure may not be comparable to that reported by other companies. Please see Appendix A for reconciliation of this measure to the nearest U.S. GAAP measure.

Due to the shortening of the Settlement Cycle in the US markets, the following dates apply to shares traded in the New York Stock Exchange:

Last day including right: February 20, 2025

Ex-date: February 21, 2025

The following dates apply to shares traded on Euronext:

Last day including right: February 19, 2025

Ex-date: February 20, 2025

Due to the implementation of CSDR in Norway, distributions payable on shares registered with Euronext VPS is expected to be distributed to Euronext VPS shareholders on or about March 10, 2025.

This information is published in accordance with the requirements of the Continuing Obligations.

For further queries, please contact:
Herman Billung, Contracted CEO
Telephone +47 918 31 590

About Himalaya Shipping Ltd.:

Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has twelve vessels in operation.

Forward Looking Statements:

This announcement includes forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks are set forth under "Item 3. Key Information --- D. Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission. Except as required by law, we undertake no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Appendix A – Reconciliation of Non-U.S. GAAP Measures

Time Charter Equivalent (‘TCE”) Earnings, gross

The following table sets forth a reconciliation of time charter revenues to the average TCE earnings, gross (unaudited) for the period presented:

(in millions of U.S. dollars except per day data)	For the one-month period ended
January 31, 2025
Time charter revenues	$6.4
Address commission	$0.2
Operating revenues, gross	$6.6

Fleet operational days	372
Average TCE Earnings, gross	$17,900